UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-14974

1-5, rue Jeanne d'Arc

92130 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 1   Press Release, “Technicolor Receives a Binding Offer from the FCDE for Grass Valley Head-end Business”, dated February 23, 2011.

Exhibit 2   Press Release, “Technicolor completes the disposal of Grass Valley Broadcast Business to Francisco Partners”, dated January 3, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Aaron Ross
	Name:	Aaron Ross
Date: February 28, 2011	Title:	Corporate General Counsel

Exhibit 1

PRESS RELEASE

Technicolor Receives a Binding Offer from the FCDE for Grass Valley
Head-end Business

With the end of PRN sale process, Technicolor disposal program is now complete

Paris (France), February 23, 2011 – Technicolor (Euronext Paris: TCH; NYSE: TCH) has received a fully documented binding offer from the FCDE for the acquisition of the Head-end business, operating under the Thomson Video Networks brand. The FCDE (Fonds de Consolidation et de Développement des Entreprises) is an investment fund financed by the FSI (Fonds Stratégique d’Investissement) and major banks and insurance companies operating in France. Its mission is to support the development of high potential small- and mid-cap companies.

As announced in early 2010, the Grass Valley perimeter has been reorganized around three distinct activities: Broadcast, Transmission and Head-end, and is undergoing a restructuring launched end of March 2010. The sale of the Broadcast business to Francisco Partners was completed on December 31st, 2010, while the sale of the Transmission business to PARTER Capital Group was announced on December 23, 2010.

The Head-end activity provides a portfolio of video compression and content processing solutions. With 525 employees operating in 15 countries, this activity recorded revenues of about 61 million euros in 2009. In 2009, before restructuring, the Head-end activity accounted for 16% of the total Grass Valley perimeter revenues and 20% of its operating loss.

Key Elements of the Offer

•        The scope of the offer includes all assets and employees of the Head-end business. This comprises the entire product portfolio, including video encoders/decoders, MPEG processors, video servers, datacasters, network management, monitoring and switching product lines. The offer also comprises sales and customer services functions as well as the management and support functions.

•        The FCDE will also enter a trademark agreement with Technicolor for the use of the Thomson trademark.

•        The offer values the Head-end business for a non-material amount.

•        Based on the book value of the assets, the Group expects to register a non-cash loss for this disposal in its 2010 financial statements.

The transaction is expected to close in H1 2011, subject to the relevant customary regulatory administrative approvals and consultations.

End of PRN disposal process

The offers received from potential buyers of PRN (Premier Retail Networks) did not provide satisfactory conditions for the Group. Taking into consideration a number of factors, including PRN’s business achievements in 2010, the improvement in the advertising market in general, and the place based media market specifically, as seen over the past quarters, the Group believes greater value can be created by developing the PRN business. As a consequence, the Group has decided to end the disposal process for PRN, which will be consolidated as part of its Entertainment Services segment within continuing operations going forward.  Based on the financial performance of this activity in 2010, the Group expects PRN to contribute positively to its EBITDA and cash flow generation for the full year.

Technicolor will provide a comprehensive view of the impact of this change in consolidation perimeter when it releases its full year 2010 results on March 1, 2011.

Technicolor disposal program is now complete

The disposal of Head-end and the reintegration of PRN bring to an end the disposal program launched by Technicolor in early 2009 in the context of its financial restructuring.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

About FCDE

The FCDE (Fonds de Consolidation et de Développement des Entreprises) supports the development of high potential small- and mid-cap companies. As a long-term and solid investor, the FCDE enhances and consolidates the shareholding of the companies it finances, stabilizes their governance, and simplifies the relationship with their banking partners. The FCDE is a capital development fund with approximately € 200 million, funded by the FSI up to € 90 million, and associated with major banks (BNP Paribas, Societe Generale, CIC-Credit Mutuel, BPCE, Credit Agricole, HSBC) and insurance companies from Paris.
The FCDE is fully integrated into the operational processes to support to FSI small and mid cap companies. It is operated by Consolidation et Développement Gestion, a subsidiary of CDC Entreprises.

Contacts

Technicolor

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

FCDE

Julien Sanson

+33 (0)1 58 47 94 95

julien.sanson@eurorscg.fr

Exhibit 2

PRESS RELEASE

Technicolor completes the disposal of Grass Valley Broadcast Business to Francisco Partners

Paris (France), 3 January 2011 - Technicolor (Euronext Paris: TCH ; NYSE: TCH) announces the completion of the sale of its Grass Valley Broadcast business to Francisco Partners on 31 December 2010, as expected in the offer received in July 2010 and according to the terms detailed in the Company’s 26 July 2010 press release.

Following this disposal, the sale of Screenvision US announced on 14 October 2010, and the binding offer from PARTER Capital Group for the Grass Valley transmission business announced on 23 December 2010, most of Technicolor’s non-strategic activities disposal program will have been completed. The activities sold to date account for more than two thirds of the total revenues of activities included in the disposal program.

The disposal process for the Head-End business and for PRN continues.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com